                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Retirement Care Associates, Inc.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                     1-14114
                          -----------------------------
                                 (CUSIP Number)


                             Robert F. Murphy, Esq.
                           Sun Healthcare Group, Inc.
                                101 Sun Lane, NE
                          Albuquerque, New Mexico 87109
                                 (505) 821-3355
                   -------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                            Michael J. Kennedy, Esq.
                               Shearman & Sterling
                        555 California Street, Suite 2000
                        San Francisco, California  94104
                           Telephone:  (415) 616-1100

                                February 17, 1997
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


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found at page __.


                                       Page 1


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CUSIP No.      1-12040
          ---------------


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Sun Healthcare Group, Inc.
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          IRS Employer Identification Number:  85-0410612
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)       N/A
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/ /  (b)
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(3)  SEC Use Only
                  --------------------------------------------------------------

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(4)  Source of Funds (See Instructions)           OO
                                       -----------------------------------------

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e).

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(6)  Citizenship or Place of Organization    Delaware

_________
  Number of              (7)  Sole Voting Power
   Shares                                       --------------------------------
Beneficially             (8)  Shared Voting Power   5,001,637
  Owned by                                       -------------------------------
   Each
 Reporting                    --------------------------------------------------
  Person                 (9)  Sole Dispositive Power
   With                                              ---------------------------
_________
                              --------------------------------------------------
                        (10)  Shared Dispositive Power
                                                       -------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     5,001,637
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  --------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)     36%
                                                       -------------------------

(14) Type of Reporting Person (See Instructions)      CO
                                                --------------------------------


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found at page __.


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Item 1.   SECURITY AND ISSUER.

          The classes of equity securities to which this Statement on
Schedule 13D relates are the Common Stock, par value $0.0001 per share (the "Common Stock") of Retirement Care Associates, Inc., a Colorado corporation (the "Issuer"), with its principal executive offices located at 6000 Lake Forest Drive, Suite 200, Atlanta, Georgia 30328.

Item 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by Sun Healthcare Group, Inc. ("Sun"), a Delaware corporation. The principal office of Sun is located at 101 Sun Lane, NE, Albuquerque, NM 87109. Sun and its affiliates is a provider of high-quality and cost efficient long-term, subacute and related healthcare services.

          The directors and executive officers of Sun are set forth on
Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

          (i)   name;

          (ii)  business address (or residence address where indicated);

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (iv)  citizenship.

Unless otherwise indicated, all positions are with Sun.

          During the last five years, neither Sun, nor, to the best knowledge of Sun, any person named in Schedule I or Schedule II attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Sun acquired the right to acquire and shared voting power over, and therefore beneficial ownership of, the securities to which this Statement on
Schedule 13D relate (the "Securities") pursuant to a Stockholders Stock Option and Proxy Agreement (the "Option Agreement"), dated as of February 17, 1997, between Chris Brogdon, Connie Brogdon, Edward E. Lane, Darrell C. Tucker and Winter Haven Homes, Inc. (each a "Stockholder"),


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collectively the holders of 5,001,637 shares of Common Stock of the Issuer
("RCA"), and Sun.  Pursuant to the Option Agreement (attached hereto as
Exhibit 2) Sun acquired the option to acquire under certain circumstances, and each Stockholder delivered to Sun an irrevocable proxy to vote, the Securities in consideration of Sun's entering into the Agreement and Plan of Merger and Reorganization described in Item 6 below. The Option Agreement grants sole voting power to Sun only with regard to issues relating to such Agreement and Plan of Merger and Reorganization. With regard to all other matters, each Stockholder retains the power to vote the Securities. The terms of the Option Agreement are also described in Item 6 below.

Item 4.   PURPOSE OF TRANSACTION.

          Sun acquired the right to acquire and shared voting power over the Securities pursuant to the Option Agreement and Proxy as an inducement to Sun to enter into the Agreement and Plan of Merger and Reorganization with Peach Acquisition Corp. (a wholly owned subsidiary of Sun) and the Issuer dated February 17, 1997 (the "Merger Agreement"). Pursuant to the terms and subject to the conditions of the Merger Agreement, which is described more fully in Item 6 below and attached as Exhibit 1 hereto, the Issuer will become a wholly owned subsidiary of Sun.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Pursuant to the Option Agreement described above in Item 3, Sun has the option to acquire, and shared voting power over, and therefore beneficially owns, 5,001,637 shares of the Issuer's Common Stock. Based on 14,869,212 shares of the Issuer's Common Stock outstanding on February 17, 1997, Sun's percentage interest in the Common Stock of the Issuer is 36%. Neither Sun nor, to the best knowledge of Sun, any affiliate thereof effected any other transactions in the Common Stock during the last sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          a. AGREEMENT AND PLAN OF MERGER AND REORGANIZATION DATED AS OF FEBRUARY 17, 1997 BY AND AMONG SUN HEALTHCARE GROUP, INC., PEACH ACQUISITION CORP. AND RETIREMENT CARE ASSOCIATES, INC. This Agreement (attached hereto as Exhibit 1) provides for a merger of Peach Acquisition Corp., a Colorado corporation and a wholly owned subsidiary of Sun, with and into the Issuer, wherein, in general and subject to the specific terms of the Agreement, each issued and outstanding share of the Issuer not presently owned by RCA will be converted into and become exchangeable for 0.6625 shares of Sun Common Stock (the "Merger"). As a result of the Merger, the Issuer will be a wholly owned subsidiary of Sun. Consummation of the Merger is subject to customary conditions, including, but not limited to, approval by a majority of the outstanding shares of the Issuer and a majority of the outstanding shares of Sun entitled to vote thereon, both approvals being solicited pursuant to a Joint Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission


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                                       Page 4
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by Sun and the Issuer.

          b. STOCKHOLDERS STOCK OPTION AND PROXY AGREEMENT, DATED FEBRUARY 17, 1997, BETWEEN SUN HEALTHCARE GROUP, INC. AND CHRIS BROGDON, CONNIE BROGDON, EDWARD E. LANE, DARRELL C. TUCKER AND WINTER HAVEN HOMES, INC. (EACH A "STOCKHOLDER"). Pursuant to this Agreement (attached hereto as Exhibit 2), each Stockholder granted to Sun an irrevocable option to purchase each Stockholder's shares of Issuer Common Stock, Series AA Redeemable Preferred Stock ("AA Preferred") and Series F Convertible Preferred Stock ("F Preferred" and, together with the Common Stock and AA Preferred, the "Capital Stock"), under certain circumstances, and granted to the Board of Directors of Sun an irrevocable proxy to vote all Capital Stock held by each Stockholder (the "Proxy Shares") (which constituted the Securities as of the date of this Agreement) in favor of approval of the Merger Agreement and the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization of the Issuer with any party other than Sun and its affiliates and against any liquidation or winding up of the Issuer (each of the foregoing being an "Opposing Proposal"). Each Stockholder also agreed to cause the shares of the Issuer owned by it to approve the Merger. Further, each Stockholder is prohibited from disposing of or encumbering the Proxy Shares, entering into any proxy or voting agreement or entering into any contract, option or other arrangement with respect to the acquisition, sale, assignment, transfer or other disposition of any Stockholder-owned Issuer Capital Stock.














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Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following documents are filed as Exhibits hereto:

          1. Agreement and Plan of Merger and Reorganization, dated as of February 17, 1997, among Sun Healthcare Group, Inc., Peach Acquistion Corporation and Retirement Care Associates, Inc.

          2. Stockholders Stock Option and Proxy Agreement, dated as of February 17, 1997, between Sun Healthcare Group, Inc. and Chris Brogdon, Connie Brogdon, Edward E. Lane, Darrell C. Tucker and Winter Haven Homes, Inc.













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found at page __.


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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 27, 1997
                                   SUN HEALTHCARE GROUP, INC.


                                   By    /s/ Robert D. Woltil
                                      ---------------------------------
                                      Name:  Robert D. Woltil
                                      Title: Senior Vice President and
                                             Chief Financial Officer













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found at page __.

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                                   Schedule I


          The name and present principal occupation of each of the executive officers and directors of Sun Healthcare Group, Inc.are set forth below. Unless otherwise noted, each of these persons has as his/her business address 101 Sun Lane, NE, Albuquerque, New Mexico 87109.


                       Position                Principal
Name                   with Sun                Occupation           Citizenship
-------------------    ----------------      ----------------       -----------

Andrew L. Turner       Chairman of the       Same                   U.S.A.
                       Board, President
                       and Chief Executive
                       Officer

John E. Bingaman       Director              Director and           U.S.A.
BKS Properties                               Consultant
120 East
Sheridan
Oklahoma City,
OK 73104

Zev Karkomi            Director              President, Karell      U.S.A.
Karell Capital                               Capital Ventures,
Ventures, Inc.                               Inc.; President,
Two North                                    Zevco Enterprises,
LaSalle Street                               Inc.; Executive
Suite 1901                                   Vice President and
Chicago, IL                                  Chairman of the
60602                                        Board, Progressive
                                             Health Group

Martin G. Mand         Director              Chairman,              U.S.A.
Mand Associates,                             President and Chief
Ltd.                                         Executive Officer,
618 Berwick                                  Mand Associates,
Road,                                        Ltd.
Edenridge
Wilmington, DE
19803-2204


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found at page __.

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                       Position                Principal
Name                   with Sun                Occupation           Citizenship
-------------------    ----------------      ----------------       -----------

Lois E. Silverman      Director              Chairman, CRA          U.S.A.
CRA Managed                                  Managed Care, Inc.
Care, Inc.
312 Wharf Street
Boston, MA
02109

James R. Tolbert       Director              Chief Executive        U.S.A.
First Oklahoma                               Officer, First
Corp.                                        Oklahoma Corp.
116 E. Sheridan
Suite G101
Oklahoma City, OK
73104

R. James Woolsey       Director              Partner, Shea &        U.S.A.
Shea & Gardner                               Gardner
1800 Massachusetts
Ave.
Washington, DC
20036

Robert A. Levin        Senior Vice           Same                   U.S.A.
                       President for
                       Rehabilitation
                       Services and
                       Director

Warren C. Schelling    Senior Vice           Same                   U.S.A.
                       President for the
                       Pharmaceutical
                       Division and
                       Director


Mark G. Wimer          Senior Vice           Same                   U.S.A.
                       President for
                       Inpatient Services
                       and Director


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found at page __.

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                       Position                Principal
Name                   with Sun                Occupation           Citizenship
-------------------    ----------------      ----------------       -----------

Robert D. Woltil       Senior Vice           Same                   U.S.A.
                       President for
                       Financial Services,
                       Chief Financial
                       Officer and
                       Director

Julie Collins          Senior Vice           Same                   U.S.A.
                       President of
                       Administrative
                       Services

Robert F. Murphy       Senior Vice           Same                   U.S.A.
                       President and
                       General Counsel

Warren H. McInteer     Vice President of     Same                   U.S.A.
                       Mergers and
                       Acquisitions

William C. Warrick     Vice President,       Same                   U.S.A.
                       Corporate
                       Controller


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found at page __.

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                                  EXHIBIT INDEX


Exhibit
No.          Description                                                         Page No.
-------      -----------                                                         --------
1.           Agreement and Plan of Merger and Reorganization,
             dated as of February 17, 1997 among Sun, Peach Acquisition
             Corporation and the Issuer, with exhibits thereto.

2.           Stockholders Stock Option and Proxy Agreement, dated as of February
             17, 1997 between Sun and Chris Brogdon, Connie Brogdon, Edward E.
             Lane, Darrell C. Tucker and Winter Haven Homes, Inc., with exhibit thereto.














This Report, including exhibits, contains __ pages. The exhibit index is found at page __.


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